UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

HearUSA, Inc.
(Name of Issuer)
Common Shares, par value $0.10 per share
(Title of Class of Securities)
422360305
(CUSIP Number)
Kevin M. Royer
Siemens Corporation
170 Wood Avenue South
Iselin, NJ 08830
(212) 258-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 17, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

CUSIP No.	422360305

1.	NAME OF REPORTING PERSONS Siemens Hearing Instruments, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐ Not Applicable

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		6,400,000

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,400,000

WITH:	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,400,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.1%*

14.	TYPE OF REPORTING PERSON

	CO
* Based on an aggregate of 45,447,433 shares of Common Stock outstanding as of November 5, 2010 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 25, 2010, filed with the Commission on November 9, 2010.

CUSIP No.	422360305

1.	NAME OF REPORTING PERSONS Siemens Aktiengesellschaft

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐ Not Applicable

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☑

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Federal Republic of Germany

	7.	SOLE VOTING POWER

NUMBER OF		6,400,000

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,400,000

WITH:	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,400,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.1%*

14.	TYPE OF REPORTING PERSON

	CO
* Based on an aggregate of 45,447,433 shares of Common Stock outstanding as of November 5, 2010 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 25, 2010, filed with the Commission on November 9, 2010.

This constitutes Amendment No. 1 (“Amendment No. 1”) to the statement on Schedule 13D filed on behalf of Siemens Hearing Instruments, Inc. and Siemens Aktiengesellschaft (each individually a “Reporting Person” and collectively, the “Reporting Persons”), which was originally filed with the Securities and Exchange Commission on January 18, 2011 (the “Statement”; capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Statement), relating to the common stock, par value $0.10 per share, (the “Common Stock”) of HearUSA, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1250 Northpoint Parkway, West Palm Beach, Florida 33407. Unless specifically amended or modified hereby, the disclosure set forth in the Statement remains unchanged.
Item 4. Purpose of the Transaction.
Item 4 is hereby amended by adding the following:
On March 17, 2011, Siemens Hearing Instruments delivered a letter to the Issuer. A copy of the letter is filed as Exhibit 7.8 to this Statement. In the letter, Siemens Hearing Instruments notified the Issuer that it has declared a default under the Credit Agreement and is proceeding to exercise certain of its rights under the Credit Agreement in respect of such default. Among other things, Siemens Hearing Instruments provided notice that it is exercising certain of its rights and remedies under the Credit Agreement including, (i) declaring the entire unpaid balance of the Issuer’s indebtedness under the Credit Agreement to be immediately due and payable, (ii) terminating Siemens Hearing Instrument’s obligations to make future loans to the Issuer under the Credit Agreement, and (iii) otherwise enforcing its rights as a secured creditor. The Reporting Persons estimate the outstanding balance of the indebtedness owed by the Issuer under the Credit Agreement to be approximately $32,737,780 (which includes accrued interest through February 28, 2011).
Siemens Hearing Instruments intends shortly to begin the process of exercising its rights as a secured creditor under the Credit Agreement by taking possession of assets of the Issuer. The Reporting Persons presently expect that after Siemens Hearing Instruments takes possession of the Issuer’s assets, it will seek to use those assets to continue the Issuer’s business operations, although the Reporting Persons may make significant changes to those operations, with a view to making them more profitable. If the Issuer seeks bankruptcy protection in response to these actions by the Reporting Persons, the Reporting Persons may seek to acquire some or all of the Issuer’s assets through the bankruptcy proceeding.
The default arises from the Issuer’s failure to pay the full amount of the payment that became due under the Credit Agreement upon the Issuer’s sale of its Canadian business in April 2009. The Issuer has advanced various purported justifications for its failure to pay the required amount in full, and has commenced a lawsuit in a New York court requesting a declaration that the amount demanded by Siemens Hearing Instruments is not payable. The Reporting Persons believe the Issuer’s purported justifications for its failure to pay, and its lawsuit, are without merit. The Reporting Persons intend to defend the lawsuit vigorously.
The relevant provisions of the Credit Agreement require the Issuer to prepay debt under the Credit Agreement “contemporaneously with the closing of any sale or other disposition of a material part of its operating assets outside the ordinary course of business.” The required prepayment amount is 50% of the “Net Proceeds” from any such sale transaction. Net Proceeds is defined to mean the amount remaining from the consideration received by the Issuer from the sale after deducting (i) the amount of taxes incurred by reason of the sale and (ii) the amount of the Issuer’s “out of pocket expenses incurred in connection with the transaction in question” (i.e., the Issuer’s “out-of-pocket” transaction costs). Shortly after the April 2009 closing of the sale of the Canadian business, the Issuer notified Siemens Hearing Instruments of the amount of the required prepayment as calculated by the Issuer, and paid that amount. However, the Issuer provided no detailed explanation of its calculation. Instead, it provided only a preliminary, summary calculation that it said would be subsequently updated. Instead of a detailed listing of out of pocket transaction expenses, the preliminary analysis contained a line item ambiguously captioned “Fees and Settlement of Canada Liabilities”. Over the ensuing weeks and months, Siemens Hearing Instruments and, beginning June 1, 2010, outside accountants engaged by it for this purpose, repeatedly asked the Issuer for an updated and detailed supporting explanation of its Net Proceeds calculation. No comprehensive detailed explanation was provided until September 23, 2010 — nearly 17 months after the closing of the Canadian transaction.
In November 2010, shortly after the Issuer finally provided sufficient information for the Reporting Persons to understand the components of, and the Issuer’s purported rationale for, the Issuer’s Net Proceeds calculation, Siemens Hearing Instruments notified the Issuer that its Net Proceeds calculation was inconsistent with the terms of the Credit Agreement. The calculation errors identified by Siemens Hearing Instruments were egregious. For example, when the Issuer sold the Canadian business, it cancelled an intercompany payable of over four million Canadian dollars owed by the Issuer’s Canadian subsidiary to the Issuer. The Issuer claimed that this cancellation of an intra-Issuer payable owed to itself was an “out of pocket expense” for purposes of the Net Proceeds definition — a position the Reporting Persons believe to be entirely without merit. Other components of the Issuer’s calculation were similarly and obviously inappropriate.
In December 2010, the Issuer requested various financial concessions from the Reporting Persons. The Reporting Persons refused most of the requests but did provide the Issuer with an additional 30 days to pay a portion of the trade payables due at the end of December 2010 that the Issuer advised it was otherwise unable to pay.
After notifying the Issuer of the errors in its calculation of Net Proceeds, the Reporting Persons spent substantial amounts of time explaining their conclusions to the Issuer, in the good faith expectation that the Issuer would acknowledge its error and pay the past due amount. These discussions culminated in a conference call between representatives of the Issuer and the Reporting Persons held on February 2, 2011. During that call, the Issuer initially claimed to have correctly calculated the amount of Net Proceeds. The Issuer then appeared to abandon that position. Instead, the Issuer claimed that in 2009 a representative of Siemens Hearing Instruments had waived Siemens’ right to insist on strict application of the terms of the Credit Agreement. At the conclusion of the conference call held on February 2, 2011, a representative of the Reporting Persons informed a representative of the Issuer that Siemens Hearing Instruments intended to pursue and enforce its right to payment of the balance due in respect of the sale of the Issuer’s Canadian business.
In the New York lawsuit initiated by the Issuer two days after the conference call, the Issuer relies entirely on the purported waiver claim and nowhere alleges that the Issuer’s purported calculation of Net Proceeds complied with the requirements of the Credit Agreement.
The Reporting Persons believe the Issuer’s purported waiver claim has several major flaws. First, the Issuer has provided no explanation of why Siemens Hearing Instruments would agree to pretend that intercompany write-offs and other items not incurred in connection with the sale are to be treated as out of pocket transaction expenses, particularly when that pretence would result in the Issuer keeping cash it otherwise would be required to pay to Siemens Hearing Instruments. Second, since the Issuer provided Siemens Hearing Instruments with no detailed explanation of the Issuer’s Net Proceeds calculations until September 2010, the Siemens Hearing Instruments representative who allegedly granted the waiver in 2009 could not have known what he was waiving or agreeing to — indeed, that same individual repeatedly asked the Issuer for a detailed explanation of its Net Proceeds calculation, beginning shortly after the closing of the Canadian transaction, which is inconsistent with the Issuer’s claims that he had already signed off on the calculation. Third, the waiver alleged by the Issuer is not in writing, and the Credit Agreement provides that waivers are valid only if given in writing. Fourth, normal business practices would suggest that, in light of the importance of the alleged waiver, the Issuer would have attempted a written confirmation by email or other written communication, but in fact no such written communication occurred. Finally, the Siemens representative identified by the Issuer denies ever giving any such waiver.

Following the February 2, 2011 conference call, Siemens Hearing Instruments summarized its position in a letter to the Issuer dated February 4, 2011. A copy of that letter is filed as Exhibit 7.9 to this Statement. On February 4, 2011, before delivery of the letter, the Issuer filed its New York lawsuit.
Between February 4, 2011 and February 16, 2011, Siemens Hearing Instruments postponed enforcement of its rights under the Credit Agreement in order to allow the Issuer time to pursue a financing transaction that the Issuer said would allow it to pay the past due portion of the Canadian sale proceeds. In a telephone call on February 16, 2011, the Issuer’s Chairman and Chief Executive Officer stated to representatives of the Reporting Persons that the Issuer was engaged in seeking financing from current investors, and that the financing transaction would be completed by the end of February 2011. During the February 16 telephone call, representatives of the Reporting Persons again informed the Issuer that Siemens Hearing Instruments would take action to collect the underpayment of proceeds from the Canadian transaction, and would declare a default under the Credit Agreement. The Issuer subsequently provided the Reporting Persons with a description of the proposed financing, which the Reporting Persons informed the Issuer would not be permissible under the Credit Agreement. On February 24, 2011, Siemens Hearing Instruments made certain inquiries of the Issuer regarding the proposed terms of the financing and requested clarification of the proposed financing. The Issuer has not responded to these requests. The Reporting Persons have concluded that it is unlikely that the Issuer will complete any such financing. Furthermore, the Reporting Persons remain concerned about the condition of the Issuer’s business, which they believe may be deteriorating. Accordingly, Siemens Hearing Instruments has concluded that it should act to protect its interests by enforcing its rights as described above.
Item 7. Material To Be Filed as Exhibits.
Item 7 is hereby amended by adding the following:

Exhibit Number	Description of Exhibit

Exhibit 7.8	Notice of Default, dated March 17, 2011, from Siemens Hearing Instruments, Inc. to HearUSA, Inc.

Exhibit 7.9	Letter, dated February 4, 2011, from Siemens Hearing Instruments, Inc. to HearUSA, Inc.

Exhibit 7.10	Joint Filing Agreement pursuant to Rule 13d-1(k) (incorporated by referenced to the Schedule 13D relating to HearUSA, Inc. filed by the Reporting Persons on January 18, 2011).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment with respect to Siemens Hearing Instruments, Inc. is true, complete and correct.

Dated: March 17, 2011 SIEMENS HEARING INSTRUMENTS, INC.
By:	/s/ Brian S. Davis
	Name:	Brian S. Davis
	Title:	Chief Executive Officer

By:	/s/ Nicolau Gaeta
	Name:	Nicolau Gaeta
	Title:	Chief Financial Officer

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment with respect to Siemens Aktiengesellschaft is true, complete and correct.

Dated: March 17, 2011 SIEMENS AKTIENGESELLSCHAFT
By:	/s/ Dr. Werner Schick
	Name:	Dr. Werner Schick
	Title:	Chief Counsel — Corporate/Capital Markets

By:	/s/ Lothar Wilisch
	Name:	Lothar Wilisch
	Title:	Senior Manager